House of BODS Fitness, Inc.

5417 Napoli Cove

Lake Mary, FL 32746

December 15, 2014

Division of Corporation Finance

Securities of Exchange Commission

Washington, DC  20549

VIA EDGAR

Attention:  Tonya K. Aldave or Susan Block

Re:

House of BODS Fitness, Inc.

Request for Acceleration of the Effective Date

Registration Statement on Form S-1

File No. 333-190667

Ms. Aldave:

On behalf of House of BODS Fitness, Inc. (the “Company”), I hereby request that the above-captioned Registration Statement be ordered effective at 11:30 a.m. Mountain Standard Time on Wednesday, December 17, 2014, or as soon as practicable thereafter.

On behalf of the Company, I represent as follows:

(a)

the Company understands that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the Company understands that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

the Company will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Very truly yours,

/s/ Tammy Skalko

Tammy Skalko

President, CEO and Director